UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. )

Owens Corning
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
690742101
(CUSIP Number)
October 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690742101	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		8,487,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		216,955

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,487,285

WITH:	8	SHARED DISPOSITIVE POWER:

		216,955

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,704,240

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.43%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

CUSIP No.	690742101	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		8,487,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		216,955

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,487,285

WITH:	8	SHARED DISPOSITIVE POWER:

		216,955

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,704,240

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.43% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

CUSIP No.	690742101	Page	4	of	13

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		8,487,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		216,955

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,487,285

WITH:	8	SHARED DISPOSITIVE POWER:

		216,955

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,704,240

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.43%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

CUSIP No.	690742101	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		177,509

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		177,509

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	177,509

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.17%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

CUSIP No.	690742101	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Prospect Street High Income Portfolio, a Maryland corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,723

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		19,723

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,723

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.02%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

CUSIP No.	690742101	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Prospect Street Income Shares, a Maryland corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,723

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		19,723

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,723

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.02%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1)  Based on 103,200,000 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed on October 30, 2006.

SCHEDULE 13G
Item 1(a) Name of Issuer:
     Owens Corning
Item 1(b) Address of Issuer’s Principal Executive Offices:
     One Owens Corning Parkway, Toledo, OH 43659
Item 2(a) Names of Persons Filing:
     This statement is filed by and on behalf of: (i) Highland Credit Strategies Fund (“Credit Strategies Fund”); (ii) Prospect Street High Income Portfolio (“PHY”); (iii) Prospect Street Income Shares (“CNN”); (iv) Highland Capital Management, L.P. (“Capital Management”); (v) Strand Advisors, Inc. (“Strand”); and (vi) James D. Dondero.
     Capital Management serves as an investment adviser and/or manager to other persons, including Credit Strategies Fund, CNN and PHY. Capital Management may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including Credit Strategies Fund PHY and CNN. Strand is the general partner of Capital Management. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Capital Management. Mr. Dondero is the President of Credit Strategies Fund, CNN, PHY and the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Strand.
     Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 2(b) Addresses of Principal Business Offices:
     The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
Item 2(c) Citizenship:
     See the disclosure provided in response to Item 4 on the attached cover page(s).
Item 2(d) Title of Class of Securities:
     Common Stock, $0.01 par value per share

Item 2(e) CUSIP Number:
     690742101
Item 3 Status of Persons Filing:
     Not applicable.
Item 4 Ownership:
          (a) Amount beneficially owned:
               See Item 9 of each cover page for the respective reporting persons.
          (b) Percent of Class:
               See Item 11 of each cover page for the respective reporting persons.
          (c) Number of shares as to which the person has:
               (i) sole power to vote or to direct the vote:
                    See Item 5 of each cover page for the respective reporting persons.
               (ii) shared power to vote or to direct the vote:
                    See Item 6 of each cover page for the respective reporting persons.
               (iii) sole power to dispose or to direct the disposition of:
                    See Item 7 of each cover page for the respective reporting persons.
               (iv) shared power to dispose or to direct the disposition of:
                    See Item 8 of each cover page for the respective reporting persons.
Item 5 Ownership of 5% or Less of a Class:
     Not applicable.
Item 6 Ownership of More than 5% on Behalf of Another Person:
     Capital Management serves as an investment adviser and/or manager to other persons, including Credit Strategies Fund, PHY, CNN and Highland Crusader Offshore Partners, L.P. Capital Management may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including Credit Strategies Fund, PHY, CNN and Highland Crusader Offshore Partners, L.P. The other persons, including Credit Strategies Fund, PHY, CNN and Highland Crusader Offshore Partners, L.P. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
     Not applicable.

Item 8 Identification and Classification of Members of the Group:
     Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 9 Notice of Dissolution of Group:
     Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Credit Strategies Fund

By:		James Dondero

Name: James Dondero
Title: President

Prospect Street High Income Portfolio

By:		James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		James Dondero

Name: James Dondero
Title: President

James Dondero

By:		James Dondero

Name: James Dondero

Prospect Street Income Shares

By:		James Dondero

Name: James Dondero
Title: President

EXHIBITS
     Exhibit 24.1 Joint Filing Agreement, dated November 15, 2006 .